MATERIAL CHANGE REPORT

Item 1	Name and Address of Company

PACIFIC RIM MINING CORP. (the “Company” or “Pacific Rim”)

#410 – 625 Howe Street, Vancouver, B.C. V6C 2T6

Item 2	Date of Material Change

November 3, 2006

Item 3	News Release

The date and method(s) of dissemination of the news release issued under section 7.1 of National Instrument 51–102 was as follows:

November 3, 2006 to the Toronto Stock Exchange and the American Stock Exchange, being the only exchanges upon which the shares of the Company are listed, as well as through CNN and other approved public media including filing on SEDAR.

Item 4	Summary of Material Change

The Company announced the extension to the closing date of its Property Purchase and Sale Agreement for the land representing the Denton-Rawhide open pits.

Item 5	Full Description of Material Change

Pacific Rim Mining Corp. (“Pacific Rim” or “the Company”) and Kennecott Rawhide Mining Company, joint venture partners at the Denton-Rawhide residual leach gold operation near Fallon, NV (“the Rawhide Joint Venture”), have signed an amendment to the October 2004 Property Purchase and Sale Agreement with Nevada Resource Recovery Group LLC (“NRRG”) of Reno, NV extending the closing date of the sale to on or before October 31, 2007. All other details of the agreement, as outlined in the Company’s October 28, 2004 news release (#04-16) remain the same.

NRRG intends to operate an approved landfill business utilizing the Denton-Rawhide open pits as a site for the disposal of non-hazardous municipal waste. In return, NRRG will pay tipping fees to the Rawhide Joint Venture over the life of the landfill operation, which Pacific Rim estimates will amount to US $103 million in cash to the Company’s credit over the next 40+ years. The agreement includes a provision whereby NRRG can buyout future tipping fees according to a net present value formula. Based upon minimum tipping rates, the current net present value of Pacific Rim's share of future tipping fees is approximately US $29 million.

Closing of this agreement is subject to three key provisions: the successful purchase by the Rawhide Joint Venture of a number of small parcels of federal land contained within the proposed landfill site; the securing of municipal waste contracts by NRRG; and, the approval by the State of Nevada granting NRRG permission to use the site for municipal waste. NRRG’s obligations to secure municipal waste contracts and a State of Nevada operating permit have been completed in draft, awaiting the finalization of the remaining closing provision. The extension to the original agreement was entered into to provide additional time for the Rawhide Joint Venture to meet its obligation to purchase the slivers of federal land in the open pits from the Bureau of Land Management. This is a complicated and lengthy process, however, a significant majority of the work required to conclude this purchase has already been completed.

Item 6	Omitted Information

No information has been omitted on the basis that it is confidential information.

Item 7	Executive Officer

The following is the name and business telephone number of an executive officer of the Company who is knowledgeable about the material change and the Report:

Barbara Henderson, VP Investor Relations

(604) 689-1976

Item 8	Date of Report

November 3, 2006.